                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             Form 11-K


     (X)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1996

                              OR

     (  ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to _______.


            Commission File Number:          01-14010

                         Waters Corporation
          (Exact name of registrant as specified in the charter)

            Delaware                              13-3668640
 (State or other jurisdiction of       (I.R.S Employer Identification No.)
  incorporation or organization)

                         34 Maple Street
                    Milford, Massachusetts 01757
               (Address of principal executive offices)

     Registrant's telephone number, include area code: (508) 478-2000


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the
Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days
          Yes  (X)                      No (  )

Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Waters Employee Investment Plan
Date:  November 14, 1997             By:   /s/ Phil S. Taymor
                                           Retirement Committee

                    WATERS EMPLOYEE INVESTMENT PLAN

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                      TO ACCOMPANY 1996 FORM 5500
                ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN
                          UNDER ERISA OF 1974

            for the years ended December 31, 1996 and 1995

                    WATERS EMPLOYEE INVESTMENT PLAN


      INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

            for the years ended December 31, 1996 and 1995


                                                    Page(s)

Report of Independent Accountants                   2 - 3

Financial Statements:

     Statements of Net Assets Available for
     Benefits as of
          December 31, 1996 and 1995                4

     Statements of Changes in Net Assets Available
     for Benefits for the
          year ended December 31, 1996              5

     Notes to the Financial Statements              6 - 13

Supplemental Schedules*

     Item 27a - Schedule of Assets Held for
     Investment Purposes as of
          December 31, 1996                         14

     Item 27d - Schedule of Reportable Transactions
     for the year ended
          December 31, 1996                         15


* Other schedules required by Section 2520.103-10 of the Department of
   Labor's Rules and Regulations for Reporting and
Disclosure under
   ERISA have been omitted because they are not applicable.

                    REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
Waters Employee Investment Plan:


We have audited the accompanying statements of net assets available for benefits of the Waters Employee Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by The Bank of New York, the custodian of the Plan, and transactions of those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing the information provided by the custodian, which is summarized in Note C, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Waters Employee Investment Plan as of December 31, 1996, and for the year then ended present fairly, in all material respects, the financial status of the Waters Employee Investment Plan as of December 31, 1996, and changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1996, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.


Boston, Massachusetts
September 10, 1997

                                      WATERS EMPLOYEE INVESTMENT PLAN

                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                       as of December 31, 1996 and 1995
                                              ___________________

                                                                         December 31,
                                                                  1996                 1995
                                                              ------------         ------------
Assets:

Investments, at fair value:

   Millipore Corporation Common Stock Fund                   $         -           $  1,031,885
   Waters Corporation Common Stock Fund                        2,457,412                     -
   Dreyfus Stable Value Fund                                           -             3,334,639
   INVESCO Stable Value Fund                                           -               624,438
   Dreyfus A Bonds Plus Fund                                           -             2,791,402
   Fidelity Puritan Fund                                      15,939,594  *          9,760,037 *
   Fidelity Magellan Fund                                     18,515,888  *         13,397,107 *
   Fidelity Growth Company Fund                                  632,983                     -
   Fidelity Growth & Income Portfolio                          5,401,808  *                  -
   Fidelity Intermediate Bond Fund                             3,493,756                     -
   Fidelity Low-Priced Stock Fund                                801,444                     -
   Fidelity Diversified International Fund                     6,599,494  *                  -
   Vanguard International Growth Fund                                  -             3,805,171 *
   AIM Constellation Fund                                     12,230,979  *          7,492,753 *
   Putnam Separately Managed Fund                                      -            23,775,818 *
   Self-Directed Brokerage Link Fund                              87,064                     -
   Participant loans receivable                                3,843,669             3,055,722
                                                            ------------          ------------
          Total investments                                   70,004,091            69,068,972
                                                            ------------          ------------
   Cash and cash equivalents                                  23,646,569  *            867,050

Receivables:
    Employer contributions receivable                             44,292                     -
    Employee contributions receivable                            117,169                     -
    Accrued income receivable                                          -                 2,014
                                                            ------------          ------------
          Total assets                                        93,812,121            69,938,036
                                                            ------------          ------------
Liabilities:

     Accrued expenses                                                  -                10,473
                                                            ------------          ------------
          Total liabilities                                            -                10,473
                                                            ------------          ------------
          Net assets available for benefits                 $ 93,812,121          $ 69,927,563
                                                            ============          ============


                   *  Investment exceeds 5% of net assets available for benefits.


              The accompanying notes are an integral part of these financial statements.

                                      Waters Employee Investment Plan
                 Statement of Changes in Net Assets Available for Benefits With Fund Information
                                   for the year ended December 31, 1996
                                                          Millipore      Waters       Dreyfus      INVESCO
                                                         Corporation  Corporation     Stable       Stable      Dreyfus A
                                                        Common Stock  Common Stock     Value        Value     Bonds Plus
                                                            Fund          Fund         Fund         Fund         Fund
                                                        ------------ -------------  ----------   -----------  -----------
Additions:


  Interest income                                        $         -  $      3,744  $         -  $         -  $         -
  Dividend income                                              3,357             -      127,864       90,515      145,533
  Net appreciation (depreciation) of investments             (44,973)      515,388            -            -     (125,462)
  Loan repayments                                                 85        51,568            -      118,550      102,126
  Employer contributions                                          24        25,089           23       63,141       64,405
  Employee contributions                                          48        83,211           46      165,775      170,443
  Rollovers                                                        -         4,181            -       35,544       27,925
                                                         ------------ ------------  ------------ ------------ ------------
   Total additions (repayments)                              (41,459)      683,181      127,933      473,525      384,970
                                                         ------------ ------------  ------------ ------------ ------------

 Deductions:

   Benefit payments to beneficiaries and participants          5,520         2,968      286,744      182,985       72,422
   Loan withdrawals                                            1,184        88,863       60,406       62,865      144,728
   Administrative expenses                                       111           614        2,002          933        2,057
                                                         ------------ ------------  ------------ ------------ ------------
   Total deductions (withdrawals)                              6,815        92,445      349,152      246,783      219,207
                                                         ------------ ------------  ------------ ------------ ------------
 Net increase (decrease) in plan assets                      (48,274)      590,736     (221,219)     226,742      165,763
                                                         ------------ ------------  ------------ ------------ ------------
 Net interfund transfers                                    (975,152)    1,870,981   (3,113,420)    (851,180)  (2,957,165)
                                                         ------------ ------------  ------------ ------------ ------------

 Transfer of net assets from TAI Plan                              -             -            -            -            -
                                                         ------------ ------------  ------------ ------------ ------------
 Net assets available for benefits:
   Beginning of year                                       1,023,426             -    3,334,639      624,438    2,791,402
                                                         ------------ ------------  ------------ ------------ ------------
    End of year                                          $         -  $  2,461,717  $         -  $         -  $         -
                                                         ============ ============  ============ ============ ============

                                                                                     Fidelity
                                                                                    Retirement    Fidelity     Fidelity
                                                          Fidelity      Fidelity    Government     Growth      Growth &
                                                           Puritan      Magellan   Money Market    Company      Income
                                                            Fund          Fund       Portfolio      Fund       Portfolio
                                                         ------------ ------------  ------------ ------------ ------------
Additions:

  Interest income                                        $         -  $          -  $   475,149  $         -  $         -
  Dividend income                                          1,521,876     2,598,152            -        8,295        5,984
  Net appreciation (depreciation) of investments             211,156      (830,726)           -      (12,705)      (2,460)
  Loan repayments                                            372,494       535,573       33,074          925        1,079
  Employer contributions                                     313,571       421,936       18,857        1,484        1,700
  Employee contributions                                     901,216     1,192,050       48,603        6,502        8,340
  Rollovers                                                  135,491       148,167       17,234       10,786       22,776
                                                         ------------ ------------  ------------ ------------ ------------
   Total additions (repayments)                            3,455,804     4,065,152      592,917       15,287       37,419
                                                         ------------ ------------  ------------ ------------ ------------

 Deductions:

   Benefit payments to beneficiaries and participants        389,966       377,902      115,129            -            -
   Loan withdrawals                                          441,487       594,934       63,382            -          292
   Administrative expenses                                     6,481         8,896            -            -            -
                                                         ------------ ------------  ------------ ------------ ------------
   Total deductions (withdrawals)                            837,934       981,732      178,511            -          292
                                                         ------------ ------------  ------------ ------------ ------------
 Net increase (decrease) in plan assets                    2,617,870     3,083,420      414,406       15,287       37,127
                                                         ------------ ------------  ------------ ------------ ------------
 Net interfund transfers                                   1,584,393      (187,404)  21,051,395      619,696    1,309,737
                                                         ------------ ------------  ------------ ------------ ------------

 Transfer of net assets from TAI Plan                      2,011,764     2,265,569    2,190,942            -    4,057,775
                                                         ------------ ------------  ------------ ------------ ------------
 Net assets available for benefits:
   Beginning of year                                       9,760,037    13,397,107            -            -            -
                                                         ------------ ------------  ------------ ------------ ------------
    End of year                                          $15,974,064  $ 18,558,692  $23,656,743  $   634,983  $ 5,404,639
                                                         ============ ============  ============ ============ ============


                                                          Fidelity      Fidelity     Fidelity     Vanguard
                                                        Intermediate   Low-Priced   Diversified International     AIM
                                                            Bond         Stock     International   Growth    Constellation
                                                            Fund          Fund         Fund         Fund         Fund
                                                         ------------ ------------  ------------ ------------ ------------
Additions:

  Interest income                                        $         -  $          -  $         -  $         -  $         -
  Dividend income                                             37,234         6,554      216,570            -      421,302
  Net appreciation (depreciation) of investments              19,705         9,306      162,775      436,199    1,036,201
  Loan repayments                                             24,756           525       36,959      124,058      315,362
  Employer contributions                                      20,596         1,377       37,137      114,101      289,341
  Employee contributions                                      52,254         6,687      110,914      347,328      832,116
  Rollovers                                                    6,059        12,830       58,128       42,902      256,850
                                                         ------------ ------------  ------------ ------------ ------------
   Total additions (repayments)                              160,604        37,279      622,483    1,064,588    3,151,172
                                                         ------------ ------------  ------------ ------------ ------------

 Deductions:

   Benefit payments to beneficiaries and participants         41,944             -       29,931      181,277      212,470
   Loan withdrawals                                           38,100             -       27,589      127,524      408,703
   Administrative expenses                                         -             -            -        2,742        2,400
                                                         ------------ ------------  ------------ ------------ ------------
   Total deductions (withdrawals)                             80,044             -       57,520      311,543      623,573
                                                         ------------ ------------  ------------ ------------ ------------
 Net increase (decrease) in plan assets                       80,560        37,279      564,963      753,045    2,527,599
                                                         ------------ ------------  ------------ ------------ ------------
 Net interfund transfers                                   3,288,806       766,559    6,053,188   (4,558,216)   2,245,323
                                                         ------------ ------------  ------------ ------------ ------------

 Transfer of net assets from TAI Plan                        133,520             -            -            -            -
                                                         ------------ ------------  ------------ ------------ ------------
 Net assets available for benefits:
   Beginning of year                                               -             -            -    3,805,171    7,492,753
                                                         ------------ ------------  ------------ ------------ ------------
    End of year                                          $ 3,502,886  $    803,838  $ 6,618,151  $         -  $12,265,675
                                                         ============ ============  ============ ============ ============


                                                           Putnam
                                                         Separately  Self-Directed  Participant
                                                           Managed   Brokerage Link    Loans
                                                            Fund          Fund      Receivable      Total
                                                         ------------ ------------  ------------ ------------
Additions:

  Interest income                                        $         -  $          -  $   243,414  $   722,307
  Dividend income                                                  -             -            -    5,183,236
  Net appreciation (depreciation) of investments           2,197,054        (2,358)           -    3,569,100
  Loan repayments                                                  -             -   (1,717,134)           -
  Employer contributions                                           -             -            -    1,372,782
  Employee contributions                                       1,748             -            -    3,927,281
  Rollovers                                                        -             -            -      778,873
                                                         ------------ ------------  ------------ ------------
   Total additions (repayments)                            2,198,802        (2,358)  (1,473,720)  15,553,579
                                                         ------------ ------------  ------------ ------------

 Deductions:

   Benefit payments to beneficiaries and participants        593,798             -       60,394    2,553,450
   Loan withdrawals                                                -             -   (2,060,057)           -
   Administrative expenses                                    10,909             -            -       37,145
                                                         ------------ ------------  ------------ ------------
   Total deductions (withdrawals)                            604,707             -   (1,999,663)   2,590,595
                                                         ------------ ------------  ------------ ------------
 Net increase (decrease) in plan assets                    1,594,095        (2,358)     525,943   12,962,984
                                                         ------------ ------------  ------------ ------------
 Net interfund transfers                                 (26,236,963)       89,422            -            -
                                                         ------------ ------------  ------------ ------------

 Transfer of net assets from TAI Plan                              -             -      262,004   10,921,574
                                                         ------------ ------------  ------------ ------------
 Net assets available for benefits:
   Beginning of year                                      24,642,868             -    3,055,722   69,927,563
                                                         ------------ ------------  ------------ ------------
    End of year                                          $         -  $     87,064  $ 3,843,669  $93,812,121
                                                         ============ ============  ============ ============

              The accompanying notes are an integral part of these financial statements.

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


A.   General
     -------

     Description of Plan
     -------------------

     The Waters Employee Investment Plan (the "Plan"), effective August 19, 1994, was created to provide an opportunity for eligible employees of Waters Technologies Corporation ("Waters" or the "Company"), Waters Operating Corporation, and any legally affiliated company (a "Waters Company") to provide for their future financial security through participation in a systematic savings program to which each participating employer (the "Employer" or "Employers") also contributes. The Plan covers substantially all employees of a Waters Company who work in the United States or Puerto Rico, except employees of the former Extrel Division, and is designed to take advantage of provisions of the Internal Revenue Code of 1986, as amended (the "Code"), which allow a participant to elect to reduce taxable compensation (subject to certain limitations), with the amount of such reduction being contributed to the Plan by the Employer on behalf of the electing participant. TA Instruments, Inc. ("TAI"), a Waters Company, adopted the Plan effective December 31, 1996.

     Effective January 1, 1997, the Waters Employee Investment Plan for Puerto Rico was established to allow eligible employees who work in Puerto Rico to contribute on a before-tax basis. The Waters Employee Investment Plan only allowed for contributions on an after-tax basis for these employees.

     The following is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Plan Merger
     -----------

     Waters Corporation acquired substantially all of the assets of TA Instruments, Inc. on May 1, 1996 ("TAI Acquisition"). As noted above, TAI adopted the Waters Employee Investment Plan as of December 31, 1996. Prior to that date, retirement benefits were provided to TAI employees through the TA Instruments, Inc. Savings and Investment Plan ("TAI Plan"). Effective December 31, 1996, the TAI Plan was merged into the Waters Employee Investment Plan and all the assets and liabilities of the TAI Plan were transferred to the Plan.

     Eligibility for Participation
     -----------------------------

     Effective October 1, 1996, employees are eligible to participate in the Plan thirty days following the date of hire. Prior to this date, employees were not eligible to participate in the Plan until they met the one-year service requirement. The Employer does not begin to match contributions until the employees have completed one year of service in which they work at least 1,000 hours.

                    WATERS EMPLOYEE INVESTMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS
                           ---------------


     Former participants in the TAI Plan became immediate participants under the Plan effective January 1, 1997. All non-vested participant balances in the TAI Plan became vested in the Waters Plan effective January 1, 1997.

     Contributions
     -------------

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants may elect to voluntarily contribute to the Plan from 1% to 15% of their annual compensation up to $9,500 in 1996 and $9,240 in 1995 on a before-tax basis, except for employees domiciled in Puerto Rico who contributed on an after-tax basis prior to 1997. Beginning January 1, 1997, employees domiciled in Puerto Rico may contribute to the Waters Employee Investment Plan for Puerto Rico on a before-tax basis. If an employee is considered a highly compensated employee, the amount that may be contributed to the Plan may be further limited by IRS restrictions. For contribution purposes, compensation includes base pay, lump sum cash payments for merit pay increases, commissions, overtime, shift differentials, short-term disability benefits, vacation pay, and certain management-approved incentive bonuses. The Employer will match 50% of the first 6% contributed by the employee upon completion of the one-year service requirement.

     Participant Accounts
     --------------------

     Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's matching contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses to the extent that they are paid by the Plan. Allocations are based on the participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

     Vesting
     -------

     Participants are fully vested in their own contributions, as well as Employer matching contributions, at all times.

     Rollover Election
     -----------------

     Employees may make a rollover contribution to the Plan at any time, even if they are not yet eligible to participate in the Plan.

     Employees may irrevocably elect to rollover all or any portion of a distribution from the Waters Employee Investment Plan to the Waters Retirement Plan following termination (other than for death or disability).

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


     Investments
     -----------

     Beginning on October 1, 1996, the Plan provides eleven (11) investment options to which participants may direct their contributions. Each investment option offers a different level of risk and expected rate of return. Current investment options available to Plan participants include the Fidelity Retirement Government Money Market Portfolio, Fidelity Intermediate Bond Fund, Fidelity Puritan Fund,
     Fidelity Growth and Income Portfolio, Fidelity Growth
     Company Fund, Fidelity Magellan Fund, Fidelity Low-Priced
     Stock Fund, AIM Constellation Fund, Fidelity Diversified International Fund, Waters Corporation Common Stock Fund, and a self-directed brokerage fund. The Fidelity Institutional Money Market Funds: Money Market Class I used as a temporary investment for funds in the Waters Corporation Common Stock Fund that have not been used to purchase shares of common stock.

     The Plan provided the following seven (7) investment options during the period January 1 to September 30, 1996: the INVESCO Stable Value Fund, Dreyfus A Bonds Plus Fund,
     Fidelity Puritan Fund, Fidelity Magellan Fund, AIM
     Constellation Fund, the Vanguard International Fund and the
     Waters Corporation Common Stock Fund.

     The following frozen investments were liquidated on or after September 30, 1996: the Dreyfus A Bonds Plus Fund, Dreyfus Stable Value Fund, Vanguard International Growth Fund, the INVESCO Stable Value Fund, and the Putnam Separately Managed Fund.

     Any balances remaining in the Dreyfus A Bonds Plus Fund were transferred to the Fidelity Intermediate Bond Fund and any funds remaining in the Dreyfus Stable Value Fund were transferred to the Fidelity Retirement Government Money Market Portfolio. Any balances in the Vanguard International Growth Fund were transferred to the Fidelity Diversified International Fund. Participants were allowed to maintain their investments in the INVESCO Stable Value Fund, however, the balance remaining in this fund at December 10, 1996 was automatically transferred to the Fidelity Retirement Government Money Market Portfolio Fund. Prior to that date, participants were allowed to transfer their account balances from the INVESCO Stable Value Fund to any non-competing investment option at any time.

     Balances transferred from the Millipore Corporation Employees' Participation and Savings Plan were made up of two parts, the Participation Plan and the Savings Plus Plan. Waters employees' accumulated benefit balances in the Millipore Participation Plan were valued as of September 30, 1994 and transferred to the Putnam Fund in December of 1994. Beginning in 1995, participants began to transfer 25% of this account balance per year into other investment options. At December 31, 1995, the Putnam Fund consisted of investments in the following: the Putnam International Trust, Putnam Core Growth Trust, Putnam Cap Growth Trust DBT, Putnam International Fixed Income Trust, Putnam High Yield Managed Trust, Putnam Horizon Management Trust, and the Putnam Short Term Investment Fund. On October 1, 1996, the remaining Putnam Fund balance was liquidated and all funds were transferred to the Fidelity Retirement Government Money Market Portfolio, the fund option which had the least

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


     investment risk. Beginning in November 1996, employees could transfer all or any portion of these funds to any of the other remaining investment vehicles.

     Any monies invested in the Millipore Common Stock Fund on August 19, 1994 were transferred to investments offered under the Waters Employee Investment Plan, if so directed by
     the participant.   Amounts remaining in this fund at April
     1, 1996 were liquidated and invested in the same manner as current participant contributions.

     Administration
     --------------

     The Company entered into an agreement with Fidelity Management Trust Company ("Fidelity") to act as the investment manager, custodian, trustee, and recordkeeper for the Plan effective October 1, 1996. Prior to this date, Waters was the trustee, The Bank of New York was the custodian for Plan investments and State Street Global Advisors (formerly Wyatt Preferred Choice, LLC) was the recordkeeper ("Recordkeeper") of the Plan.

     Benefits
     --------

     Benefits are paid in one lump-sum upon death, disability, retirement, or termination. Participants who are actively employed and have attained the age of 59 1/2 may withdraw all or any portion of their account balance for any reason. The Plan also provides for certain hardship withdrawals upon approval of the Plan Administrator.

     Loans
     -----

     Participants in the Plan may borrow from their account balance. A participant may borrow an amount greater than $1,000 but not to exceed the lesser of (a) $50,000 minus the largest outstanding loan balance in the 12 months preceding the loan request, (b) 50% of the total account balance minus current outstanding loan balances, or (c) the sum of any before-tax, rollover, after-tax, and Company-matching account balances. Beginning in October 1996, item (c) above became unavailable as a method of calculating potential loan availability for participants.

     Principal is repaid through payroll deductions for a period up to five years, except for loans made in purchasing or constructing a principal residence for which the repayment term may be up to 20 years. The loans bear interest at a fixed rate equal to the prime rate on the first business day of the calendar quarter in which the loan is funded and are collateralized by the participants' account balance. At December 31, 1996 and December 31, 1995, interest rates on outstanding loans ranged from 5.5% to 10.0% and 5.5% to 9.0%, respectively.

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


     Plan Amendment and Termination
     ------------------------------

     The Company expects to continue the Plan indefinitely but reserves the right to modify, amend or terminate the Plan at any time. No such modification or amendment, however, shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan. If the Plan is terminated, the assets of the Plan will remain 100% vested to the participants.

B.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The financial statements of the Plan are presented on the accrual basis of accounting in conformity with generally accepted accounting principles.

     Investment Valuation
     --------------------

     Investments in mutual funds are stated at fair market value based on quoted market price at which shares of the fund may be purchased or redeemed as reported by the Plan's Trustee, Fidelity.

     Investments in the Waters Common Stock Fund are stated at fair market value based on the quoted market price at which Waters Common Stock may be purchased or redeemed and fair market value of short-term liquid investments necessary to satisfy the fund's cash needs for transfers and payments, as reported by Fidelity.

     Investments in the Self-Directed Brokerage Link Fund are stated at fair market value based on the quoted market price at which the underlying investments may be purchased or redeemed as reported by Fidelity.

     Participant loans are valued at cost, which approximates fair market value.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

     Investment Transactions and Investment Income
     ---------------------------------------------

     Investment transactions are accounted for on a trade date basis. Realized gains and losses are computed on the basis of the identified cost of securities sold or redeemed. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


     Cash and Cash Equivalents
     -------------------------

     Cash and cash equivalents include cash on hand and short-term highly liquid investments having a maturity of three months or less at acquisition. Investments in the Fidelity Retirement Government Money Market Portfolio are reported as cash and cash equivalents at December 31, 1996. Investments in The Bank of New York Collective Short Term Investment Fund and the Putnam Short Term Investment Fund are reported as cash and cash equivalents at December 31, 1995.

     Contributions
     -------------

     Contributions are recorded in the period in which payroll deductions are made from the employee's compensation.

     Benefit Payments
     ----------------

     Benefit distributions are recorded when paid.

     Use of Estimates
     ----------------

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     -----------------------

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

C.   Information Certified by the Custodian
     --------------------------------------

     The Plan administrator elected the method of compliance permitted under 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 for the year ended December 31, 1995. Information certified

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


     as complete and accurate includes fair value of investments, net appreciation of investments, interest and dividend income and reportable transactions.

D.   Reconciliation of Financial Statements to Form 5500
     ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits included in the financial statements to the Form 5500:

                                                      December 31,
                                                   1996          1995
                                                   ----          ----
     Net assets available for benefits
        included in the financial statements   $93,812,121    $69,927,563
     Benefits payable                               10,810         29,365
                                               -----------    -----------
     Net assets available for benefits
       per the Form 5500                       $93,801,311    $69,898,198
                                               ===========    ===========

     The following is a reconciliation of benefits paid to participants included in the financial statements to the Form 5500:

                                                             Year ended
                                                          December 31, 1996
                                                          -----------------
     Benefits paid to participants included in the
       financial statements                                   $2,553,450
        Add:  Benefits payable at December 31, 1996               10,810
        Less:  Benefits payable at December 31, 1995             (29,365)
                                                              ----------
     Benefits paid to participants per the Form 5500          $2,534,895
                                                              ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996, but not yet paid as of that date.

E.   Administrative Expenses
     -----------------------

     Expenses incurred in the administration of the Plan are paid by the Company, except for individual account administration fees which are paid by the participants. Expenses incurred by the Company were approximately $60,392 and $37,020 for the years ended December 31, 1996 and December 31, 1995, respectively.

                     WATERS EMPLOYEE INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS
                            ---------------


F.   Fund Valuation Errors
     ---------------------

     Subsequent to December 31, 1995, the Recordkeeper determined that participant account balances in the Dreyfus Stable Value Fund and the Putnam Fund were improperly valued during and for the year ended December 31, 1995. These valuation errors were corrected in the participant accounts, and the disclosures set forth herein reflect the appropriate valuation for the funds.

     Because of the valuation error in the Dreyfus Stable Value
     Fund, certain participants received excess distributions from the Plan ($7,269 in total). The Recordkeeper reimbursed the Plan with respect to the excess distributions.

     Participant account balances in the Putnam Fund were undervalued, and as a result, certain participants who terminated from the Plan during the 1995 Plan year received deficient distributions amounting to $4,627. Each participant account balance was adjusted to reflect the correct fund valuation, and an additional distribution was made in 1996 to those participants who, after adjustment with respect to the Dreyfus Stable Value Fund, received deficient distributions during 1995.

G.   Tax Status
     ----------

     The Internal Revenue Service has determined and informed the Company by a letter dated October 5, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has since been amended, as herein described. Although a request for an updated determination letter has not been made, the Plan Administrator has asserted that the Plan has been and continues to be operated in accordance with all applicable provisions of the IRC and ERISA.


                                               WATERS EMPLOYEE INVESTMENT PLAN
                                                     SUPPLEMENTAL SCHEDULE
                                 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                       December 31, 1996

                                                          ____________


     Shares                                      Description                                          Cost             Fair Value
  --------------      --------------------------------------------------------                    -------------       -------------
       79,266.00      Waters Corporation Common Stock Fund                                        $   2,057,845       $  2,457,412
      924,570.39      Fidelity Puritan Fund                                                          15,092,452         15,939,594
      229,583.24      Fidelity Magellan Fund                                                         17,424,884         18,515,888
       15,644.66      Fidelity Growth Company Fund                                                      645,687            632,983
      175,782.89      Fidelity Growth & Income Portfolio                                              5,404,267          5,401,808
      346,602.78      Fidelity Intermediate Bond Fund                                                 3,476,014          3,493,756
       37,538.38      Fidelity Low-Priced Stock Fund                                                    792,139            801,444
      448,639.99      Fidelity Diversified International Fund                                         6,437,757          6,599,494
      484,203.44      AIM Constellation Fund                                                         10,295,965         12,230,979
       87,064.42      Self-Directed Brokerage Link Fund                                                  87,064             87,064
   23,646,568.84      Fidelity Retirement Government Money Market Portfolio                          23,646,569         23,646,569

            N/A       Participant loans, with interest rates ranging from 5.5% to 10.0%               3,843,669          3,843,669
                                                                                                  -------------       -------------


                                                                                                  $  89,204,312       $ 93,650,660
                                                                                                  =============       =============

                                                      14

                                 WATERS EMPLOYEE INVESTMENT PLAN
                                       SUPPLEMENTAL SCHEDULE
                       ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                                   Year ended December 31, 1996
                                   ----------------------------




Party                                                                       Type of      No. of      Purchase      Selling
Involved          Description of Assets                                   Transaction Transactions     Price        Price
--------          ---------------------                                   ----------- ------------- -----------  ----------
Individual transactions:

Fidelity          Fidelity Growth & Income Portfolio                       Purchase            1    $ 4,057,775           -
Fidelity          Fidelity Diversified International Fund                  Purchase            1    $ 5,764,905           -
Fidelity          Fidelity Retirement Government Money Market Portfolio    Purchase            1    $20,562,396           -
Bank of New York  Putnam Core Growth Trust                                   Sale              1              -  $5,644,180
Bank of New York  Putnam Horizon Management Trust                            Sale              1              -  $4,588,479
Bank of New York  Putnam Short Term Investment Fund                        Purchase            1    $ 5,100,000           -
Bank of New York  Putnum Short Term Investment Fund                          Sale              1                  8,157,739
Bank of New York  Vanguard International Group                               Sale              1              -  $5,764,877

Series of transactions:

Fidelity          Fidelity Puritan Fund                                    Purchase           44    $ 3,166,724           -
Fidelity          Fidelity Puritan Fund                                      Sale             21              -  $  904,277
Fidelity          Fidelity Magellan Fund                                   Purchase           41    $ 3,076,340           -
Fidelity          Fidelity Magellan Fund                                     Sale             22              -  $1,502,252
Fidelity          Fidelity Growth & Income Portfolio                       Purchase           29    $ 5,404,560           -
Fidelity          Fidelity Growth & Income Portfolio                         Sale              2              -  $      292
Fidelity          Fidelity Intermediate Bond Fund                          Purchase           42    $ 3,748,684           -
Fidelity          Fidelity Intermediate Bond Fund                            Sale             19              -  $  274,633
Fidelity          Fidelity Diversified International Fund                  Purchase           41    $ 6,616,585           -
Fidelity          Fidelity Diversified International Fund                    Sale             17              -  $  179,866
Fidelity          Fidelity Retirement Government Money Market Portfolio    Purchase           52    $26,437,088           -
Fidelity          Fidelity Retirement Government Money Market Portfolio      Sale             23              -  $2,790,519
Bank of New York  Dreyfus Stable Value Fund                                Purchase           12    $   150,012           -
Bank of New York  Dreyfus Stable Value Fund                                  Sale             74              -  $3,484,651
Bank of New York  Dreyfus A Bonds                                          Purchase           56    $ 1,323,413           -
Bank of New York  Dreyfus A Bonds                                            Sale             75              -  $3,989,502
Bank of New York  Fidelity Puritan Fund                                    Purchase           71    $ 5,022,659           -
Bank of New York  Fidelity Puritan Fund                                      Sale             74              -  $1,316,707
Bank of New York  Fidelity Magellan Fund                                   Purchase           49    $ 6,499,513           -
Bank of New York  Fidelity Magellan Fund                                     Sale            106              -  $2,124,091
Bank of New York  Vanguard International Group                             Purchase           77    $ 2,076,530           -
Bank of New York  Vanguard International Group                               Sale             53              -  $6,318,010
Bank of New York  AIM Constellation Fund                                   Purchase           91    $ 4,472,882           -
Bank of New York  AIM Constellation Fund                                     Sale             64              -  $1,136,282
Bank of New York  Collective Short Term Investment Fund                    Purchase          113    $ 3,311,167           -
Bank of New York  Collective Short Term Investment Fund                      Sale             91              -  $3,311,167
Bank of New York  Putnam Cap Growth Trust                                  Purchase           10    $ 1,140,552           -
Bank of New York  Putnam Cap Growth Trust                                    Sale              5              -  $9,081,755
Bank of New York  Putnam Core Growth Trust                                 Purchase            1    $   723,461           -
Bank of New York  Putnam Core Growth Trust                                   Sale              3              -  $7,753,242
Bank of New York  Putnam High Yield Managed Trust                          Purchase            1    $   778,384           -
Bank of New York  Putnam High Yield Managed Trust                            Sale              5              -  $2,613,611
Bank of New York  Putnam Horizon Management Trust                          Purchase            2    $ 1,555,803           -
Bank of New York  Putnam Horizon Management Trust                            Sale              3              -  $6,095,827
Bank of New York  Putnam International Fixed Income Trust                  Purchase            2    $   793,512           -
Bank of New York  Putnam International Fixed Income Trust                    Sale              4              -  $2,134,673
Bank of New York  Putnam International Trust                               Purchase            1    $   605,169           -
Bank of New York  Putnam International Trust                                 Sale              4              -  $4,027,441
Bank of New York  Putnam Short Term Investment Fund                        Purchase           11    $ 8,145,522           -
Bank of New York  Putnam Short Term Investment Fund                          Sale             30              -  $9,012,572


                                                                                      Current Value
                                                                                       of Asset on
Party                                                                       Cost of    Transaction
Involved          Description of Assets                                      Asset        Date       Net Gain
--------          ---------------------                                   -----------  -----------  -----------
Individual transactions:

Fidelity          Fidelity Growth & Income Portfolio                      $         -  $ 4,057,775            -
Fidelity          Fidelity Diversified International Fund                 $         -  $ 5,764,905            -
Fidelity          Fidelity Retirement Government Money Market Portfolio   $         -  $20,562,396            -
Bank of New York  Putnam Core Growth Trust                                $ 3,670,222  $ 5,644,180  $ 1,973,958
Bank of New York  Putnam Horizon Management Trust                         $ 4,108,004  $ 4,588,479  $   480,475
Bank of New York  Putnam Short Term Investment Fund                       $         -  $ 5,100,000            -
Bank of New York  Putnum Short Term Investment Fund                       $ 8,157,739  $ 8,157,739  $         -
Bank of New York  Vanguard International Group                            $ 5,109,310  $ 5,764,877  $   655,567

Series of transactions:

Fidelity          Fidelity Puritan Fund                                   $ 3,166,724  $ 3,166,724            -
Fidelity          Fidelity Puritan Fund                                   $   904,277  $   904,277  $         -
Fidelity          Fidelity Magellan Fund                                  $ 3,076,340  $ 3,076,340            -
Fidelity          Fidelity Magellan Fund                                  $ 1,502,252  $ 1,502,252  $         -
Fidelity          Fidelity Growth & Income Portfolio                      $ 5,404,560  $ 5,404,560            -
Fidelity          Fidelity Growth & Income Portfolio                      $       292  $       292  $         -
Fidelity          Fidelity Intermediate Bond Fund                         $ 3,748,684  $ 3,748,684            -
Fidelity          Fidelity Intermediate Bond Fund                         $   274,633  $   274,633  $         -
Fidelity          Fidelity Diversified International Fund                 $ 6,616,585  $ 6,616,585            -
Fidelity          Fidelity Diversified International Fund                 $   179,866  $   179,866  $         -
Fidelity          Fidelity Retirement Government Money Market Portfolio   $26,437,088  $26,437,088            -
Fidelity          Fidelity Retirement Government Money Market Portfolio   $ 2,790,519  $ 2,790,519  $         -
Bank of New York  Dreyfus Stable Value Fund                               $   150,012  $   150,012            -
Bank of New York  Dreyfus Stable Value Fund                               $ 3,484,651  $ 3,484,651  $         -
Bank of New York  Dreyfus A Bonds                                         $ 1,323,413  $ 1,323,413            -
Bank of New York  Dreyfus A Bonds                                         $ 4,063,511  $ 3,989,502  $   (74,009)
Bank of New York  Fidelity Puritan Fund                                   $ 5,022,659  $ 5,022,659            -
Bank of New York  Fidelity Puritan Fund                                   $ 1,206,928  $ 1,316,707  $   109,779
Bank of New York  Fidelity Magellan Fund                                  $ 6,499,513  $ 6,499,513            -
Bank of New York  Fidelity Magellan Fund                                  $ 2,034,265  $ 2,124,091  $    89,826
Bank of New York  Vanguard International Group                            $ 2,076,530  $ 2,076,530            -
Bank of New York  Vanguard International Group                            $ 5,607,547  $ 6,318,010  $   710,463
Bank of New York  AIM Constellation Fund                                  $ 4,472,882  $ 4,472,882            -
Bank of New York  AIM Constellation Fund                                  $   947,485  $ 1,136,282  $   188,797
Bank of New York  Collective Short Term Investment Fund                   $ 3,311,167  $ 3,311,167            -
Bank of New York  Collective Short Term Investment Fund                   $ 3,311,167  $ 3,311,167            -
Bank of New York  Putnam Cap Growth Trust                                 $ 1,140,552  $ 1,140,552            -
Bank of New York  Putnam Cap Growth Trust                                 $ 5,831,126  $ 9,081,755  $ 3,250,629
Bank of New York  Putnam Core Growth Trust                                $   723,461  $   723,461            -
Bank of New York  Putnam Core Growth Trust                                $ 5,162,264  $ 7,753,242  $ 2,590,978
Bank of New York  Putnam High Yield Managed Trust                         $   778,384  $   778,384            -
Bank of New York  Putnam High Yield Managed Trust                         $ 2,283,388  $ 2,613,611  $   330,223
Bank of New York  Putnam Horizon Management Trust                         $ 1,555,803  $ 1,555,803            -
Bank of New York  Putnam Horizon Management Trust                         $ 5,393,521  $ 6,095,827  $   702,306
Bank of New York  Putnam International Fixed Income Trust                 $   793,512  $   793,512            -
Bank of New York  Putnam International Fixed Income Trust                 $ 1,915,382  $ 2,134,673  $   219,291
Bank of New York  Putnam International Trust                              $   605,169  $   605,169            -
Bank of New York  Putnam International Trust                              $ 3,398,510  $ 4,027,441  $   628,931
Bank of New York  Putnam Short Term Investment Fund                       $ 8,145,522  $ 8,145,522            -
Bank of New York  Putnam Short Term Investment Fund                       $ 9,012,572  $ 9,012,572            -


               CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Waters Corporation on Form S-8
(File No. 33-80677) of our report dated September 10, 1997 on our audit of the financial statements of the Waters
Employee Investment Plan as of December 31, 1996 and 1995, and for the year ended December 31, 1996 which report is included in this Annual Report on Form 11-K.



Coopers & Lybrand L.L.P.

Boston, Massachusetts
November 14, 1997